Exhibit 99.3

June 19, 1997 Mr. Michael Doyle Econolite Control Products, Inc.	Image Sensing Systems 500 Spruce Tree Centre 1600 University Avenue West St. Paul, Minnesota 55104-3825 USA	Phone (612) 603-7700 Fax (612) 603-7795

Dear Mike:

The purpose of this Letter Agreement is to modify the Manufacturing, Distributing and Technology License Agreement (License Agreement) between Econolite Control Products, Inc. (Econolite) and Image Sensing Systems, Inc. (ISS) dated June 11, 1991, to facilitate the development, manufacture and sale of the new Integrated Camera Product (the “ICP”) and the associated Controller Interface Unit (the “HUB”).

RECITALS

1.      ISS, at its own cost, is developing a new ICP which it desires to market throughout the world.

2.      Under the License Agreement, Econolite has the exclusive right to manufacture, distribute and sell the ICP in the North American territory.

3.      Econolite has agreed to enter into a Production Agreement with ISS and Cohu, Inc. Electronics Division (Cohu), allowing Cohu to manufacture the ICP, with Econolite retaining the option to manufacture the ICP after 5,000 units have been manufactured by Cohu.

4.      ISS and Econolite desire to amend the License Agreement with respect to the royalty Econolite shall pay ISS under the License Agreement for sales of the ICP, to recognize the development costs incurred by ISS and the more aggressive pricing desired for the ICP.

5.      Econolite, at its own cost, is developing a new HUB unit for the domestic market in North America and the Caribbean. ISS, at its own cost, is designing and assisting Econolite in the development of the HUB.

6.   ISS and Econolite each desire to reach an understanding as to recovery of development costs for both the ICP and HUB.

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the parties agree as follows:

1.      The Production Agreement between ISS, Econolite and Cohu, upon execution, becomes part of this Letter Agreement

Mr. Michael Doyle	-2-	6/18/97

2.      Econolite agrees to pay ISS a royalty equal to 50% of the “net profit on sales” of the ICP. Net profit on sales of the ICP is defined as sales price to end user less distributor commission, ICP purchase price and a non-recurring engineering (NRE) fee payable to ISS. Following is an example of how the royalty would be computed using an end user sales price of $5,000 as an example:

Sale price to end user	$5,000
Distributor commission, if applicable	1,000
Net to Econolite	4,000
Less ICP purchase price	(1,500)
Less NRE fee to ISS (see (5) below)	(500)
Net profit on sale	2,000
ISS royalty (50%)	(1,000)
Econolite margin	$1,000

3.      A minimum selling price for the ICP shall be determined jointly by ISS and Econolite.

4.      Econolite agrees to limit the distributor commission to twenty percent (20%) of selling price.

5.      Econolite agrees to pay ISS a NRE fee of $500 per ICP unit for each sale of the ICP by Econolite until such time as ISS shall have recovered up to $2.5 million of its “Net NRE Costs”. Net NRE Costs are defined as the total NRE costs incurred’by ISS to develop the ICP and HUB, less the total NRE costs incurred by Econolite to assist in the development of the ICP and HUB. NRE costs for both ISS and Econolite shall be defined as the cost of materials and other direct costs, plus burdened labor, with burden applied at the rate of one hundred fifty per cent (150%) of direct labor.

6.      ISS shall retain all of the intellectual property rights for the HUB.

7.      Econolite agrees to provide ISS preproduction, final production and continuation production prints and schematics/circuit layout for the enclosure and cabling, associated electronics, bills of material, specifications and other information, in written or other tangible form, relevant to the manufacture of the HUB, developed pursuant to the direction of ISS.

8.      Econolite agrees to enter purchasing relationships with qualified vendors to assure a ready supply of long lead time items and further agrees to stock sufficient inventory of parts to assure a lead time of no more than forty-five days on orders for the HUB.

9.      Econolite warrants to ISS that the HUB units sold to ISS will be free from defects in material and workmanship, and will conform to ISS specifications for a period of two years from the date of shipment.

Mr. Michael Doyle	-3-	6/18/97

10.    In the event Econolite decides to discontinue manufacture of the HUB, Econolite agrees to provide ISS with notice of such intent at least twelve (12) months prior to the anticipated termination date. Econolite further agrees to provide ISS with such assistance as may be reasonably necessary to establish another manufacturer for the HUB: provided, however, that Econolite shall be reasonably compensated for its time and effort in connection therewith.

11.    Econolite agrees to pay ISS a royalty for the sale of each HUB unit equal to 50% of the net profit Econolite receives for each HUB unit sold. For purposes of this HUB royalty payment, net profit shall be defined as the sales price to the end user, less distributor commission and Econolite’s manufactured cost. Following is an example of how the royalty would be computed using an end user sales price of $4,000 as an example:

Sales price to end user	$4,000
Distributor commission, if applicable	800
Net to Econolite	3,200
Less Econolite’s manufactured cost	1,000
Net profit	$2,200
Royalty due ISS	$1,100

12.    ISS and Econolite shall jointly determine a minimum selling price for the HUB.

13.    Econolite agrees to limit the distributor commission to twenty percent (20%) of the selling price of the HUB.

14.   Econolite’s manufactured cost shall be determined semi-annually as of June 30 and December 31 based on direct costs plus burdened labor. Econolite shall provide ISS with such information and documentation as ISS may reasonably request in order to enable ISS to independently determine Econolite’s manufactured cost.

15.   Econolite agrees to sell the HUB unit to ISS at Econolite’s manufactured cost, as defined in paragraph 11 above, plus a gross margin on the sale of 35%.

This Letter Agreement and the License Agreement as modified herein constitutes the entire agreement concerning the subject matter covered herein and supersedes all prior or oral or written agreements, understandings, and promises relating thereto. This Letter Agreement may not be modified or amended except by an instrument in writing declared to be an amendment hereto and executed by both parties.

If you agree with the terms of this letter, please acknowledge acceptance on behalf of Econolite in the space provided below.

Very truly yours,

/s/ Arthur J. Bourgeois

Arthur J. Bourgeois
Chief Financial Officer

I hereby accept the terms of this letter agreement.

/s/ Michael Doyle	6/21/97
Michael Doyle, Chief Executive Officer	Date